			Exhibit 12(e)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$50,991	$45,464	$47,464	$44,637	$43,707
Interest applicable to rentals	1,849	1,916	1,880	1,162	771

Total fixed charges, as defined	52,840	$47,380	$49,344	$45,799	$44,478

Preferred dividends, as defined (a)	4,674	4,490	5,099	5,067	5,129

Combined fixed charges and preferred dividends, as defined	$57,514	$51,870	$54,443	$50,866	$49,607

Earnings as defined:

Net Income	$39,620	$52,408	$67,058	$73,497	$62,103
Add:
Provision for income taxes:
Total income taxes	20,464	17,846	34,431	37,040	33,952
Fixed charges as above	52,840	47,380	49,344	45,799	44,478

Total earnings, as defined	$112,924	$117,634	$150,833	$156,336	$140,533

Ratio of earnings to fixed charges, as defined	2.14	2.48	3.06	3.41	3.16

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.96	2.27	2.77	3.07	2.83

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.